Via Facsimile and U.S. Mail
Mail Stop 4720

June 30, 2009

Donald P. Lofe, Jr.
Executive Vice President and Chief Financial Officer
The PMI Group, Inc.
3003 Oak Road
Walnut Creek, CA 94597

**Re:  The PMI Group, Inc.**
       **Form 10-K for the Fiscal Year Ended December 31, 2008**
       **Filed March 16, 2009**
       **File Number:  001-13664**

Dear Mr. Lofe:

We have reviewed your June 3, 2009 response to our May 19, 2009 letter and have the following comments.  With respect to comment six, we believe that you should amend your filing.  For all other comments, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

1.      Please refer to paragraph P in Appendix A of your response.  Please revise your proposed disclosure to clarify why the use of different valuation approaches for non-investment grade and investment grade contracts provides the value that is most representative of fair value for each transaction under current market conditions.  Refer to paragraph 19 of SFAS 157.

2.      Your proposed disclosure indicates that the expected call date is a significant assumption underlying the valuation of your CDS contracts.  Please expand your disclosure to discuss whether you have experienced any significant differences between your estimate of call dates and the actual date called by your CDS counterparties.  To the extent that this is the case, please expand your disclosure to quantify the effects of reasonably likely changes in call dates (consistent with your historical experience) on your CDS contract valuations.

3.      Please refer to paragraph K of Appendix A of your response.  Please revise your disclosure to clarify why the disclosed hypothetical percentage changes in market spread/cost of capital would be considered reasonably likely changes for this key assumption.  At a minimum, provide context for the disclosure based on your recent historical experience.

Notes to Consolidated Financial Statements

Note 12. Income Taxes, page 147

4.      Refer to your response to comment seven.  Please provide a more comprehensive explanation of your process for intraperiod tax allocation, in which you address the following points, and revise your disclosures as appropriate:

- Tell us how you calculated the amount of tax benefit to allocate to continuing operations, without consideration of the tax effects (both current and deferred) of the current year income or loss from all other financial statement components.
- Your response indicated that there was only one other component other than continuing operations (discontinued operations).  However, it appears that there are several other financial statement components that would require intraperiod tax allocation under paragraphs 36 and 38 of SFAS 109, including changes in unrealized gains on investments, pension adjustments, and foreign currency translation adjustments.
- Tell us how you determined that no taxes should be allocated to your foreign currency translation adjustments.

5.      Refer to your response to comment eight.  Please revise your disclosure to clarify that the foreign operations where you intend to permanently reinvest earnings had no undistributed taxable income at December 31, 2008.

Item 15. Exhibits and Financial Statement Schedules, page 174

6.      Refer to your response to comment 10.  Since you are required to include three years of audited financial statements under Rules 3-01 and 3-02 of Regulation S-X, and FGIC Corporation was a significant equity method investee for the years ended December 31, 2007 and 2006, we continue to believe that Rule 3-09(b) of Regulation S-X requires you to provide unaudited financial statements for FGIC Corporation for the year ended December 31, 2008, as well as audited financial statements for the years ended December 31, 2007 and 2006.  Note that the significance of FGIC Corporation to the current year affects only whether the financial statements for the current year are required to be audited.  Please amend your filing to provide the required financial statements.

* * * *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2008 in response to comment six and provide us the information requested for the other comments within 10 business days or tell us when you will amend/respond. When you amend, please include updated certifications of your chief executive and chief financial officers pursuant to Item 601(B)(31) and (32) of Regulation S-K. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant